Exhibit 1

FOR IMMEDIATE RELEASE	27 MARCH 2014

WPP PLC (“WPP”)

JWT agrees to acquire majority stake in Social Wavelength in India

WPP announces that its wholly-owned operating company, JWT, the global marketing communications agency, has agreed to acquire a majority stake in Social Wavelength, one of the leading social media agencies in India.

Founded in 2009, Social Wavelength is headquartered in Mumbai, with offices in Delhi and Chennai. The company employs over 170 people and key clients include Franklin Templeton, Apollo Hospitals, Idea Cellular and GE India Industrial.

Social Wavelength’s revenues for the year ended 31 March 2013 were INR 91.5 million, with gross assets at the same date of INR59.2 million.

This acquisition marks a further step in WPP’s strategy of developing its networks in fast-growth markets and sectors. In India, WPP companies (including associates) generate revenues of nearly US$500 million and employ almost 13,000 people. Like-for-like revenue growth in India was 4.6% in 2013 (excluding associates). In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ more than 48,000 people. WPP recently raised its targets from 35-40% for each of fast-growth markets and new media to at least 40-45%, over the next five years.

Social Wavelength marks WPP’s fifth acquisition in India in the last four years.

Contact:

Feona McEwan, WPP London

+ 44(0) 207 408 2204

Belinda Rabano, WPP Beijing

+86 1360 107 8488